MAIL STOP 0511

							November 12, 2004

Scott Young, President
Chubasco Resources Corp.
509 - 4438 West 10th Avenue
Vancouver, B.C., Canada V6R 4R8

Re:	Chubasco Resources Corp.
		Registration Statement on Form SB-2
		File No. 333-119632
Filed	October 8, 2004

Dear Mr. Young:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

2. We note that your independent accountant, Morgan and Company, has not responded to a letter from the Office of the Chief Accountant dated July 30, 2003 concerning Morgan`s qualification to practice before the Commission. We will not be in a position to declare your registration statement effective until the qualification matter is resolved with OCA.


Summary

3. The ownership of the mineral claims is not clear from the disclosure hereunder. Please clarify. In addition, indicate the cost of the property acquisition agreement to the company as of the date of the prospectus.

4. Indicate that the summary financial information includes the accounts of the wholly-owned subsidiary acquired after the date of the July 31, 2004 balance sheet.

5. Please indicate the company`s fiscal year end.

Risk Factors, page 7

6. Please include a risk factor that addresses the fact that you have no written contracts to conduct several of the activities in your business plan.

7. The fifth, seventh and eighth risk factors appear duplicative.
Please consolidate.

8. Please include a risk factor indicating the fact that the mineral claims referred to throughout the prospectus are not in the company`s name but in the name of Marvin Mitchell, its agent.
Plan of Distribution

9. Please estimate and disclose the U.S. dollar amount of the offering costs to be paid by the registrant, or the subsidiary, on behalf of the selling shareholders.

Directors, Executive Officers, Promoters And Control Persons, page 21

10. Please disclose the name of the Vancouver based securities firm that Mr. Young worked for from 1995-2000.

11. Please disclose the name of the consultancy that Mr. Young worked for from 200-2003 and disclose with more specificity the nature of the consultancy as well as his duties.

12. Please name the Investor Relations firm that Mr. Young currently works for and describe his duties.

13. Because Marvin Mitchell may be a promoter, please include the information required by Items 401(b) and 404(d) of Regulation S-B.

Significant Employees, page 21

14. Please disclose the business time your sole employee will devote to the company.

15. Please disclose the terms of the verbal agreement between you and your consulting geologist. For example, disclose compensation arrangement.

16. Explain supplementally the specific nature of the accounting functions that Morgan & Company performed at your request during the period from inception to date. We may have further comment upon review of your response.

Description of Business, page 27

17. We note your statement that there is evidence of exploratory work on the claims by prior owners. Please disclose what this evidence is. Also, please disclose whether your sole employee has visited the claims and if so when and for what purpose.

18. Please disclose the amount of money, resources, time, and work that it will take to get to the point of determining whether or not your claims contain commercially exploitable mineral deposits.

19. Please disclose the price at which Marvin Mitchell acquired the 14 Chub mineral claims.

20. Please disclose the price at which you acquired the 14 Chub mineral claims from Mr. Mitchell.

21. Please disclose the amount of work completed by Mitchell Geologic Services to date. Please include the fees paid to date.

22. We note that exploration work to the extent of $70.00 per unit will be required prior to the expiry date of August 28, 2005, or equivalent cash paid in lieu of work. Please disclose how much work has been done or money paid in lieu of work for each of the 14 Chub claims.

23. Please disclose how long Mitchell Geological Services, Inc. has been in business.

24. We note your statement that the Mr. Mitchell`s background and marketing experience is an asset, which will help in the later stages of project development. Please discuss why Mr. Mitchell`s marketing background is an asset. Discuss the other aspects of your business he will be engaged in.

25. We note that should Mitchell Geological Services, Inc. not remain the operator throughout the initial exploratory period, you would proceed alone on much the same basis had the joint venture been formed. Please explain how you would do this.

26. We note your statement that world prices for minerals and the atmosphere for financing mineral exploration ventures may have an impact on whether you proceed with a joint venture. Please explain what you mean by "the atmosphere for financing mineral exploration ventures."

27. We note your statement that due to the amount of funds you have expended towards the completion of your initial stage exploration program, you expect to fulfill all of these requirements for a period of several years. Please disclose whether work or payment requirements have been met and for the precise number of years. Please disclose whether you intend to file work credit on any or all of your claims. If you intend to file a work credit please disclose the number of years you will file.

Plan of Operations

28. We note that you expect the first phase of your plan of operation to be completed by the end of October 2004. Please update your disclosure to the latest practicable date and state what if any portion of this phase you have started and/or completed.

29. We note your statement that should you decide not to proceed with exploration on the Chub claims, you will seek to acquire other North American mineral exploration properties. Please disclose with more specificity the types of claims, location of claims, and cost parameters that you will consider when deciding to move forward with other claim acquisitions, if known.

30. Please disclose the specific steps to be taken with respect to the second phase of exploration of the Chub claims. Please provide a basis for your statement that the cost and scope of this phase is expected to be similar to the first phase.

31. Please disclose with greater specificity the steps included in the third phase of the exploration of the Chub claims. Break down into component parts the $38,000 you anticipate having to spend on this phase. Please reconcile this amount with your statement that you anticipate expenditures of over $44,000 in the next 12 months, $25,000 of which will be for expenses related to being a reporting company.

32. Please disclose whether you have taken any steps or have any plans to raise the additional financing you will require.

33. Please include a separately captioned section to discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to the guidance of Item 303(c) of Regulation S-B.

Results of Operations for the Period Ending July 31, 2004, page 37

34. We read in your disclosure that you paid a commission in connection with a number of subscriptions by Canadian residents for the purchase of your stock. Please tell us supplementally, and disclose, to whom the commissions were paid. If amounts were paid to related parties please disclose such information in the notes to financial statements. See the guidance of SFAS 57





Financial statements

Note 2 - Significant Accounting Polices (Foreign Currency Translation)

35. We presume you mean that your functional currency is the Canadian dollar. Please correct your disclosures or tell us why you are reporting a translation adjustment if your reporting currency and functional currency are the same.

36. Disclose the amount of any foreign currency transaction gains or losses that are included in the statement of operations.

37. The disclosures in the statement of cash flows indicate that the foreign currency translation adjustment consists solely of translating cash balances held in foreign currencies. Is this true? Please advise. If not, revise the statement of cash flows accordingly. Consider the information presented in Example 2 of Appendix C of SFAS 95.

Note 5.  Subsequent Events, F-9

38. Your disclosure states that you acquired Chub Explorations Ltd.
(CEL) on August 2, 2004. Your disclosures throughout your registration statement (i.e. pages 26, 27, and 36) indicate that you formed this entity or subsidiary (CEL). Please revise your registration statement and financial statements so your disclosures adequately explain the transaction (formation of a subsidiary or acquisition) and are consistently disclosed throughout your entire document. If this transaction was in fact a business acquisition, please tell us supplementally how you have considered the guidance of
Item 310 (c) of Regulation S-B in determining whether financial statements of the business acquired should be furnished. Please provide us with your analysis and computations supporting your accounting treatment, if applicable.

39. We noted from your disclosure on pages 26, 27, and 30, that the fourteen Chub mineral claims you purchased are held in the name of your agent, Mr. Mitchell (the owner of Mitchell Geological Services). Please disclose this and revise to disclose when management expects the claims to be transferred to the Company. Disclose the method of accounting for the receipt of the claims and the value to be attributed to the claims. Provide this disclosure in Plan of Operation as well. Since you are in the exploration stage, the value of mining-related assets is not considered to be recoverable under SFAS 144, so the cost of acquiring said assets should be expensed as incurred.

40. Please emphasize in your disclosure that the property acquisition agreement with Mr. Mitchell and Mitchell Geological Services was for six of the fourteen Chub mineral claims or revise to adequately reflect the acquisition agreement.

Item 27.  Exhibits

41. Please file the list of subsidiaries required by Item 601, subsection (21), of Regulation S-B.

42. File the bill of sale from Marvin Mitchell.

Engineering Comments

43. Under SEC Industry Guide 7, the terms "ore," "ores" or "ore body," "ore bodies" are treated the same as the term "reserve." Since all deposits are not necessarily reserves, remove the term "ore," "ores" or "ore body," "ore bodies" from this filing.
44. Remove all references in the document that use the term "mining", "mining operations," "reserves" or any term that can imply mineral production, such as "operations." In particular, substitute the term "mineral properties" for "mining properties."
45. General disclosure - For your property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location and means of access to the property,
* A map(s) showing the location of your properties.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
* Refer to Industry Guide 7 (b)(1)-(5) for specific guidance.
Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.
46. Small-scale map - Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.
47. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

Acquisition Of The Chub Mineral Claims, The Property Acquisition
Agreement, And The Property Operating Agreement, Page 27
48. Supplementally submit a copy of the geologic report by Eric A.
Ostensoe, P.E.

Exploration History of the Chub Mineral claims, page 31
49. Describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your properties.

Closing Statements

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Solomon Cromwell at (202) 942-2876 or Tia Jenkins at
(202) 942-1902 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 942-7470 with any other questions.

Sincerely,


John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc:	Kyleen E. Cane
	Fax (702) 944-7100



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